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THE ST. PAUL COMPANIES, INC. AND SUBSIDIARIES                   Exhibit 12
Computation of Ratios
(In thousands, except ratios)


                                    Three Months Ended     Nine Months Ended
                                       September 30           September 30
                                    ------------------     -----------------
                                        1998      1997       1998       1997
                                      ------    ------     ------     ------
EARNINGS:
Income (loss) before income taxes    $32,013   274,551   (164,308)   974,714
Add: fixed charges                    25,061    29,743     80,645     88,783
                                     -------   -------    -------  ---------
   Income (loss), as adjusted        $57,074   304,294    (83,663) 1,063,497
                                     =======   =======    =======  =========

FIXED CHARGES:
Interest costs                       $18,994    22,228     58,627     65,697
Rental expense (1)                     6,067     7,515     22,018     23,086
                                     -------   -------    -------    -------
   Total fixed charges               $25,061    29,743     80,645     88,783
                                     =======   =======    =======    =======

FIXED CHARGES AND PREFERRED
 STOCK DIVIDENDS:
Fixed charges                        $25,061    29,743     80,645     88,783
PSOP preferred stock dividends         4,225     4,352     12,771     13,168
Dividends on redeemable
 preferred securities                  9,356     9,332     28,207     23,818
                                     -------   -------    -------    -------
  Total fixed charges and
     preferred stock dividends       $38,642    43,427    121,623    125,769
                                     =======   =======    =======    =======

Ratio of earnings to
   fixed charges (2)                    2.28     10.23          -      11.98
                                     =======   =======    =======    =======

Ratio of earnings to combined
   fixed charges and preferred
   stock dividends (2)                  1.48      7.01         -        8.46
                                     =======   =======    =======    =======


(1) Interest portion deemed implicit in total rent expense. Excludes one-time charge for future lease buy-outs recorded in the second quarter of 1998 as a result of The St. Paul's merger with USF&G Corporation.


(2) The year-to-date 1998 loss is inadequate to cover "fixed charges" by $164.3 million and "combined fixed charges and preferred stock dividends" by $205.3 million.